EXHIBIT 99.1

Alio Gold Provides Third Quarter 2017 Update

(All amounts in US$ unless stated otherwise)

VANCOUVER, British Columbia, Nov. 09, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), today reported its third quarter 2017 results. Production results were previously released on October 5, 2017.  The Company will host a conference call at 11:00am ET today to discuss the results and the details of the call can be found at the end of the release.

Third Quarter Highlights and Recent Developments

  Gold production of 19,429 ounces at an all-in sustaining cost1 (“AISC”) of $1,104 per ounce.
  Completed bought deal equity financing of C$50.4 million.
  Received formal Change of Land Use Permit at Ana Paula Project (“Ana Paula”).
  Advanced underground decline at Ana Paula:
  ·  Permit approved
  ·  Contracts awarded
  ·  Underground exploration program to start mid-2018
  Initiated surface exploration program targeting a zone north of the proposed pit at Ana Paula.
  Drill results from first two twinned holes at Ana Paula confirm the presence of high-grade mineralization and the lithology of the previous drilling.
  Received C$3.5 million in warrant exercise proceeds and exercised a buy-back right from Goldcorp of a 1% net smelter royalty (“NSR”) on Ana Paula for US$2.9 million.

“We continue to focus on our key priorities which include executing on our revitalization plan at the San Francisco Mine and advancing our high-grade, high-margin Ana Paula project,” said Greg McCunn, Chief Executive Officer. “As previously reported, the San Francisco mine had a challenging Q3 as we were not able to ramp up our pre-stripping rates inline with our revitalization plans primarily due to a slow build up of equipment by the mining contractor.  In October, a second contractor was mobilized to site and mining rates have now increased with Phase 5 of the San Francisco pit now opened up. As a result, we only recently gained access in early November to the main ore body and started delivering ore to the crusher at the planned rates and grade. With 67,488 ounces produced in the first three quarters this delay in access to the main ore body has impacted our expected Q4 production and we have reduced our full year guidance to between 82,000 and 86,000 ounces. While the last four months have been difficult, we have positioned ourselves well for 2018 as Phase 5 is expected to supply the bulk of the ore for the next 8 months of operation. In addition, we have commenced pre-stripping both Phase 6 of San Francisco and Phase 2 of the La Chicharra pit.

At our high grade, high margin Ana Paula project we commenced the definitive feasibility study which is on track to be completed in Q2 2018. Significant progress was made on the permitting with the receipt of the change of land permit and the underground decline permit. The underground decline will provide access to initiate an underground drill program in mid-2018 which has the potential to significantly increase the economics of the project. We awarded the contracts for the underground decline and the team will begin mobilizing to site shortly. Our balance sheet remains strong with $68.5 million in cash and short term investments following our bought deal financing in early July.”

Summarized Financial and Operating Results

($ thousands, except where indicated)	Three months ended Sept 30		Nine months ended Sept 30
	2017	2016	2017	2016
Gold sold (ounces)	19,601	23,327	67,144	74,468
Silver sold (ounces)	8,808	13,868	31,038	43,423
Metal revenues	$25,194	$31,212	$84,569	$92,896
Production costs, excl. depreciation and depletion	$17,523	$18,588	$52,956	$55,877
Net earnings from operations	$5,082	$29,923	$22,613	$30,429
Net earnings	$5,197	$29,719	$14,751	$25,781
Net earnings per share, basic	$0.12	$0.93	$0.39	$0.81
Cash flows from operating activities*	$2,738	$9,844	$15,253	$24,089
By-product cash costs[2] (per ounce)	$886	$785	$781	$740
AISC[1] (per ounce)	$1,104	$846	$957	$812
Average realized gold price per gold ounce	$1,278	$1,338	$1,251	$1,240
*after changes in non-cash working capital

Financial performance

Metal revenues decreased to $25.2 million compared to $31.2 million during Q3 2016, as a result of fewer ounces sold, and a decline in the average realized gold price.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and decreased to $17.5 million compared to $18.6 million during Q3 2016. The decrease was a result of the increased deferred stripping.

Depletion and depreciation costs decreased to $1.0 million compared to $4.2 million during Q3 2016. This decrease was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Earnings from operations decreased to $5.1 million compared to $29.9 million during Q3 2016. This decrease was primarily due an impairment reversal of mineral properties and other assets of $23.7 million during Q3 2016. Additionally, there were lower earnings from mine operations of $6.7 million compared to $8.5 million during Q3 2016 primarily a result of fewer ounces sold and a lower realized average price.

Corporate and administrative expenses increased to $1.6 million compared to $1.4 million during Q3 2016 as a result of increased labour costs related to increased staff and appreciation of the Mexican peso.

Cash provided by operating activities was $2.7 million compared to $9.8 million during Q3 2016. The decrease was due to:

  A decrease in metal revenues due to fewer ounces sold and a lower realized average price;
  Tax instalments being applied against VAT receivable;
  Slower VAT receivable collection;
  Building of inventory supplies

Cash and cash equivalents, and short term investments at September 30, 2017, were $68.5 million. During the quarter, the Company generated $2.7 million from operations at the San Francisco Mine (“Mine”), and at the Mine invested $3.9 million on expansionary capital expenditures, $2.6 million on sustaining capital expenditures, $0.3 million on exploration and evaluation projects. At the Ana Paula Project the Company invested $3.2 million. Also, the Company received $37.9 million net proceeds from the bought deal financing, $2.5 million related to the completion of the sale of the Caballo Blanco Property (“Caballo Blanco”) on July 20, 2016, and $2.4 million of its VAT receivable.

Working capital3 at September 30, 2017, was $73.0 million.

San Francisco Mine (100%-owned)

The Mine produced 19,429 gold ounces and 8,808 silver ounces compared to 24,052 gold ounces and 13,868 silver ounces during Q3 2016. The decrease was primarily as a result of lower grade as mining was primarily from the early stages of Phase 5 of the San Francisco pit, as mining of Phase 1 of the La Chicharra pit was depleted.

The Mine’s by-product cash cost was $886 per ounce while AISC was $1,104 per ounce. During Q3 2016 by-product cash cost was $785 per ounce and AISC was $846 per ounce. The increase in cash cost was due to fewer ounces produced combined with an increase in waste stripping in-line with the new mine plan.

The Revitalization Plan announced during the second quarter which includes a significant pre-stripping campaign, modifying the crusher and upgrading the power infrastructure continued to advance during the third quarter. The pre-stripping campaign envisions moving approximately 22 million tonnes of waste from the San Francisco Main pit and the La Chicharra pit over the next 20 months. Pre-stripping of Phase 6 of the San Francisco Main pit commenced in July 2017 and a second contractor mobilized a team in October 2017 to undertake pre-stripping Phase 2 of the La Chicharra pit. During the quarter, significant stripping to fully access Phase 5 occurred that will be the primary ore source for Q4 and the first half of 2018. The main ore zone in Phase 5 was not accessed until the first week in November, approximately 3 months behind plan.

The crusher improvement project is advancing with the decision to add a high pressure grinding role (‘HPGR’) to the circuit. The scope of the project has been determined and a purchase order to initiate the logistics for the fabrication of the HPGR was signed. It is expected that the HPGR would be fully operational in late 2018.  The crushing circuit modifications are expected to improve gold recovery and increase reliability.

The update to the power infrastructure is underway and the power substation has been ordered and is scheduled to be at site by the end of Q2 2018.  The detailed engineering and permitting is also underway.  The power upgrade will eliminate the use of diesel generated power at the mine site, reducing operating costs.

Ana Paula Project (100%-owned)

Definitive Feasibility Study (“DFS”)

Significant progress has been made at Ana Paula. During the third quarter the DFS was initiated. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. Following the completion of the DFS which is expected in Q2 2018 the Company’s Board of Directors will be able to make an investment decision to proceed with construction of the project.

The additional metallurgical testwork is underway and will continue until Q1 2018. The testwork includes a geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. It also includes additional variability testing, additional grindability testing and ambient oxidization (“AOX”) optimization tests for grind size, retention time, density and reagent consumption. Piloting of the AOX circuit on various domain/production composite is also planned for Q1 2018.

A field program of geological mapping, borehole drilling, and seismic evaluation for the tailings, waste dump and plant site areas is in progress to confirm the geotechnical and hydrogeological design parameters for use in the DFS.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site and a System Impact Study is in process and a Facilities Study is planned to confirm the point of connection to grid power and the costs of connection, respectively.

The site is currently accessed by a 7.5km 4-wheel drive road from the town of Cuetzala.  For the initial stages of project construction, this road will be upgraded to improve road conditions and travel time. For the main project construction access, two primary routes are being studied in further detail to optimize both the cost of the road and ease of access to the site for construction and operations materials, with a decision expected in Q4 2017.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the south west of the Project site. A drill program has commenced to identify potential water supply bores within pumping distance to the site.

Exploration

A $16.0 million underground decline and exploration program was initiated during Q3 2017. The 1,200 meter underground decline will be driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. The underground decline is expected to be completed in mid-2018 after which an underground diamond drill program will commence. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the complex breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 80 diamond drill holes (20,000 meters) and will include geochemical sampling and assaying. In October 2017, GDI STRACON was awarded the contract for the underground decline and JDS Energy and Mining was engaged to manage the contract and underground mining operation.

A $1.8 million surface exploration program was also initiated during Q3 2017 to test a high priority target 100 metres north of the proposed open pit. Drilling is expected to commence in Q1 2018. Regional exploration work is underway on the 56,000 hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Land and permitting

Following the Environmental Impact Assessment (“MIA”) approval by the Mexican regulator, SEMERNAT, in April 2017 the Company achieved another key permitting milestone with the receipt of the Change of Land Use Permit (“ETJ”). The ETJ covers the 370 hectares required for the open pit mine, waste storage, process plant and the tailings storage facility. The land on which the Company expects to construct the Ana Paula project is privately owned land. The Company has acquired or signed 30-year lease terms for approximately 75% of the land required for the Project and expects to complete the balance of land acquisition and lease agreements by the end of 2017.

Financing

Discussions on financing alternatives for the Ana Paula project including project or corporate debt commenced during quarter. It is expected that financing for approximately $90 million of the total estimated $137.2 million capital cost will be arranged over the next six months, subject to conditions precedent for drawing, in conjunction with the completion of the DFS. A number of indicative proposals were received and the company is moving forward with select proposals to pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants and the flexibility to allow the Company to pursue its growth strategy.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis ("MD&A") for a full review of the San Francisco operation and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

Third quarter conference call and webcast details:
Date:	Thursday, November 9, 2017
Time:	11:00am (EST)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	96572303
Webcast:	https://edge.media-server.com/m6/p/6giz9ibu
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Footnotes:

1)	Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2017	2016	2017	2016
Production costs	$17,523	$18,588	$52,956	$55,877
Corporate and administrative expenses (1)	1,640	1,415	4,713	5,267
Sustaining capital expenditures	2,583	-	6,943	-
Accretion for site reclamation and closure	45	15	173	45
Less: By-product silver credits	(148)	(272)	(528)	(755)
All-in sustaining costs	21,643	19,746	64,257	60,434
Divided by gold sold (ozs)	19,601	23,327	67,144	74,468
All-in sustaining cost per gold ounce on a by-product basis	$1,104	$846	$957	$812
(1) Corporate and administrative expenses adjusted for the three months and nine months ended Sept 30, 2017, to remove termination benefits of $0.7 million.
(2) Sustaining capital expenditures exclude project capital. Project capital is defined by the Company as deferred stripping costs determined using a life of phase strip ratio, capital project expenditures related to power and crusher upgrades, and drilling costs related to improvement of resource estimates. During the three months and nine months ended September 30, 2017 the Company spent:
·   $3.7 million for deferred stripping
·   $0.1 million for power and crusher upgrades
· $0.1 million related to the drilling costs

2) Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2017	2016	2017	2016
Production costs	$17,523	$18,588	$52,956	$55,877
Divided by gold sold (ozs)	19,601	23,327	67,144	74,468
Cash cost per gold ounce	894	797	789	750
Less: By-product silver credits per gold ounce (1)	(8)	(12)	(8)	(10)
Cash cost per gold ounce on a by-product basis	$886	$785	$781	$740

(1) Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and nine months ended September 30, 2017, total by-product silver credits were $0.1 million and $0.5 million, respectively (three and nine months ended September 30, 2016 - $0.3 million and $0.8 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

3) Working capital is calculated by deducting current liabilities from current assets

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.